UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

September 30, 2019

(Date of Report (Date of earliest event reported))

FUNDRISE INCOME EREIT 2019, LLC

(Exact name of registrant as specified in its charter)

Delaware	83-3408191
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisitions

Acquisition of Controlled Subsidiary Investment – Ingleside Property Owner, LLC

On September 30, 2019, we directly acquired ownership of a “majority-owned subsidiary”, Ingleside Property Owner, LLC (the “Ingleside Controlled Subsidiary”), in which we have the right to receive an economic return, for a purchase price of approximately $15,000,000, which is the initial stated value of our equity interest in the Ingleside Controlled Subsidiary (the “Ingleside Investment”). The Ingleside Controlled Subsidiary used the proceeds to recapitalize a class-A, multifamily property totaling 312 units and approximately 300,000 rentable square feet located at 3720 Ingleside Blvd, North Charleston, SC (the “Ingleside Property”). The Ingleside Investment was partially financed with an $18,450,000 unsecured loan obtained from an affiliate of our Sponsor, with a one year initial term and an interest rate of 4.50% per annum, with interest accruing to maturity. The loan is expected to be repaid with proceeds from our offering.

The Ingleside Controlled Subsidiary is managed by a fully integrated real estate operating company specializing in the acquisition, development, and management of quality apartment communities throughout the Mid-Atlantic and the Southeastern United States (the “Operating Company”). Over its lifetime, the Operating Company has owned and managed over 34 multifamily projects and deployed over $300 million.

Pursuant to the agreements governing the Ingleside Investment (the “Ingleside Operative Agreements”), our consent is required for all major decisions regarding the Ingleside Property. Further, pursuant to the Ingleside Operative Agreements, we are entitled to receive an economic return of 12.50% on our Ingleside Investment, with current pay being structured as an 85.0% share of distributable cash flow from the project and the remainder of the return accruing to redemption. In addition, an affiliate of our Manager earned an origination fee of 2.0% of the Ingleside Investment, paid directly by the Ingleside Controlled subsidiary.

The Ingleside Controlled Subsidiary is expected to redeem the Ingleside Investment via sale or refinance by October 1, 2029 (the “Ingleside Redemption Date”). In the event that the Ingleside Investment is not redeemed by the Ingleside Redemption Date, pursuant to the Ingleside Operative Agreements, we have the right, in our discretion, to force the sale of the Ingleside Property outright.

The Ingleside Property was valued at $55,536,000, using a sales comparison approach. The Operating Company does not anticipate significant project costs associated with capital expenses and thus did not raise additional funds for that purpose.

Simultaneous with the closing of the Ingleside Investment, senior financing was provided through a $36,000,000 loan from Morgan Stanley (the “Ingleside Senior Loan”). The loan features a 10-year term and 10 years interest-only at the 10-year U.S. Swap Rate plus 2.07%. Collectively, the senior debt on the Ingleside Investment features a loan to value ratio, or LTV ratio, of 64.8% based on the implied value of $55,536,000. The LTV ratio is the amount of the Ingleside Senior Loan, divided by the implied value of the Ingleside Property. There can be no assurance that the LTV ratio will not vary at points over the course of ownership.

As of August 28, 2019, the Ingleside Property is approximately 95% occupied. The Ingleside Property was built in 2017 and totals 312 units located in North Charleston, SC. The build is garden style. The submarket presents a strong investment opportunity arising from the demand for affordable, quality workforce housing in the geographic area and a relative lack of supply.

Acquisition of Controlled Subsidiary Investment – Hampden Property Owner, LLC

On September 30, 2019, we directly acquired ownership of a “majority-owned subsidiary”, Hampden Property Owner, LLC (the “Hampden Controlled Subsidiary”), in which we have the right to receive an economic return, for a purchase price of approximately $14,000,000, which is the initial stated value of our equity interest in the Hampden Controlled Subsidiary (the “Hampden Investment”). The Hampden Controlled Subsidiary used the proceeds to recapitalize a class-A, multifamily property totaling 288 units and 286,026 rentable square feet located at 6001 Hampden Drive, Greenville, SC (the “Hampden Property”). The Hampden Investment was partially financed with an $18,450,000 unsecured loan obtained from an affiliate of our Sponsor, with a one year initial term and an interest rate of 4.50% per annum, with interest accruing to maturity. The loan is expected to be repaid with proceeds from our offering.

The Hampden Controlled Subsidiary is managed by the Operating Company.

Pursuant to the agreements governing the Hampden Investment (the “Hampden Operative Agreements”), our consent is required for all major decisions regarding the Hampden Property. In addition, pursuant to the Hampden Operative Agreements, we are entitled to receive an economic return of 12.50% on our Hampden Investment, with current pay being structured as an 85.0% share of distributable cash flow from the project and the remainder of the return accruing to redemption. In addition, an affiliate of our Manager earned an origination fee of 2.0% of the Hampden Investment, paid directly by the Hampden Controlled Subsidiary.

The Hampden Controlled Subsidiary is expected to redeem the Hampden Investment via sale or refinance by October 1, 2029 (the “Hampden Redemption Date”). In the event that the Hampden Investment is not redeemed by the Hampden Redemption Date, pursuant to the Hampden Operative Agreements, we have the right, in our discretion, to force the sale of the Hampden Property outright.

The Hampden Property was valued at $50,976,000, using a sales comparison approach. The Operating Company does not anticipate significant project costs associated with capital expenses and thus did not raise additional funds for that purpose.

Simultaneous with the closing of the Hampden Investment, senior financing was provided through a $29,950,000 loan from Morgan Stanley (the “Hampden Senior Loan”). The loan features a 10-year term and 10 years interest-only at the 10-year U.S. Swap Rate plus 2.07%. Collectively, the senior debt on the Ingleside Investment features an LTV ratio of 58.8% based on the implied value of $50,976,000. The LTV ratio is the amount of the Hampden Senior Loan, divided by the implied value of the Hampden Property. There can be no assurance that the LTV ratio will not vary at points over the course of ownership.

As of August 28, 2019, the Hampden Property is approximately 97% occupied. The community was built in 2017 and totals 288 units located in Greenville, SC. The build is garden style. The submarket presents a strong opportunity arising from the demand for affordable, quality workforce housing in the geographic area and relative lack of supply.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated May 10, 2019, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE INCOME EREIT 2019, LLC

	By:	Fundrise Advisors, LLC
	Its:	Manager

	By:	/s/ Bjorn J. Hall
	Name:	Bjorn J. Hall
	Title:	General Counsel

Date: October 4, 2019